                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 5)1

                         APPLIED SIGNAL TECHNOLOGY, INC.
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                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
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                         (Title of Class of Securities)

                                    038237103
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                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
               OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 6, 2002
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             (Date of Event Which Requires Filing of This Statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the
following box |_|.

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

--------
     1      The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

-------------------------                           ----------------------------
CUSIP No. 038237103                    13D             Page 2 of 6 Pages
-------------------------                           ----------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 STEEL PARTNERS II, L.P.
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     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
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     3         SEC USE ONLY

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     4         SOURCE OF FUNDS*
                     WC
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     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
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     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    397,048
  OWNED BY
    EACH
 REPORTING
PERSON WITH
               -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                397,048
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     397,048
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     4.1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                           ----------------------------
CUSIP No. 038237103                    13D             Page 3 of 6 Pages
-------------------------                           ----------------------------

================================================================================
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 WARREN G. LICHTENSTEIN
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      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*
                     OO
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      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                   397,048
   OWNED BY
     EACH
  REPORTING
 PERSON WITH
               -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                397,048
--------------------------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     397,048
--------------------------------------------------------------------------------
      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     4.1%
--------------------------------------------------------------------------------
      14       TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                           ----------------------------
CUSIP No. 038237103                    13D             Page 4 of 6 Pages
-------------------------                           ----------------------------

            The following constitutes Amendment No. 5 ("Amendment No. 5") to the
Schedule 13D filed by the undersigned.  This Amendment No. 5 amends the Schedule
13D as specifically set forth.

   Item 3 is hereby amended and restated as follows:

Item 3.          Source and Amount of Funds or Other Consideration.
                 -------------------------------------------------

                 The aggregate  purchase  price of the 397,048  Shares of Common
Stock owned by Steel Partners II is $1,603,411. The Shares of Common Stock owned by Steel Partners II were acquired with partnership funds.

   Item 5(a) is hereby amended and restated as follows:

                 (a) The aggregate percentage of Shares of Common Stock reported owned by each person named herein is based upon  9,799,699  Shares  outstanding, which is the total number of Shares of Common Stock  outstanding  as reported in the  Issuer's  Quarterly  Report on Form 10-Q for the period  ended  May 3, 2002.

                 As of the close of business on June 13, 2002, Steel Partners II beneficially  owned 397,048 Shares of Common Stock,  constituting  approximately
4.1% of the Shares  outstanding.  Mr.  Lichtenstein  beneficially  owned 397,048
Shares,   constituting  approximately  4.1%  of  the  Shares  outstanding.   Mr.
Lichtenstein  has sole voting and dispositive  power with respect to the 397,048
Shares owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares.  All of such Shares were acquired in  open-market  transactions, except the 81,790  Fund  Shares  which were  transferred  to Steel  Partners  II directly from the Fund after the Services Agreement was terminated.

   Item 5(c) is hereby amended to add the following:

                 (c)  Schedule A annexed  hereto lists all  transactions  in the
Issuer's Common Stock during the past 60 days.

   Item 5(e) is hereby amended and restated as follows:

                 The Reporting Persons ceased to be five percent (5%) beneficial owners of shares of Common Stock of the Issuer on June 6, 2002.

-------------------------                           ----------------------------
CUSIP No. 038237103                    13D             Page 5 of 6 Pages
-------------------------                           ----------------------------

                                   SIGNATURES
                                   ----------

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 17, 2002                        STEEL PARTNERS II, L.P.

                                             By: Steel Partners, L.L.C.
                                                 General Partner

                                             By: /s/ Warren G. Lichtenstein
                                                 ---------------------------
                                                 Warren G. Lichtenstein
                                                 Chief Executive Officer

                                             /s/ Warren G. Lichtenstein
                                             --------------------------
                                             WARREN G. LICHTENSTEIN

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CUSIP No. 038237103                    13D             Page 6 of 6 Pages
-------------------------                           ----------------------------

                                   SCHEDULE A
                                   ----------

               Transactions in the Shares During the Past 60 Days
               --------------------------------------------------

Shares of Common Stock                 Price Per                Date of
         Sold                          Share($)                   Sale
        ------                        ----------                 ------

                             STEEL PARTNERS II, L.P.
                             -----------------------

         9,000                         11.5922                   6/03/02
           900                         11.5000                   6/04/02
        15,100                         11.3368                   6/06/02
        20,100                         11.7504                   6/07/02
        53,900                         12.4320                   6/10/02
         7,800                         12.6155                   6/11/02
         5,100                         12.0827                   6/12/02
         2,000                         12.2000                   6/13/02

                               WARREN LICHTENSTEIN
                               -------------------
                                      None